Dodge & Cox  /  Investment Managers  /  San Francisco
Comparative Investment Results – Q1 2008
Q1 2008 Total Return
(Stock Fund vs. S&P 500)*
-11.9%
-9.5%
-15%
-10%
-5%
0%
Stock Fund S&P 500
Source:  FactSet Portfolio Analysis, Dodge & Cox, S&P 500
* Stock Fund Standardized Average Annual Returns as of 3/31/08: 1 Year -13.3%; 5 Years 13.7%; 10 Years 9.0%.
Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s website at www.dodgeandcox.com or call 1-800-621-
3979 for current performance figures.
Key Detractors from Results
Weaker relative returns from Health Care
holdings (-15% vs. - 12% for the Index sector), combined with a much higher weighting (21% vs. 12%).
Managed care companies WellPoint (-50%) and UnitedHealth (-41%) were especially weak, along with Sanofi-Aventis (-18%).
The Fund’s holdings in Information Technology
underperformed those in the respective Index sector (-18% vs. -15%).  In particular, Motorola (-42%) as well as IT services companies EDS (-19%) and Computer Sciences (-18%) detracted.
The
Financials
sector declined sharply, so although the Fund’s underweight position helped relative returns, aggregate holdings had weaker returns than the index (-17% vs. -14%). Wachovia (-28%), Citigroup (-26%) and AIG (-25%) were notably weak performers.
Selected individual detractors included: Sprint Nextel (-49%), Sony (-26%), Time Warner (-15%) and News Corp (-8%).
Key Contributors to Results
A higher relative weighting in the
Consumer Discretionary
sector (23% versus 9%), due to the Index sector’s smaller decline than the market. Comcast
(+6%) and Matsushita Electric (+7%) were strong performers.
Positive individual contributors included:  Wal-Mart (+11%), Boston Scientific (+11%), Capital One Financial (+5%) and FedEx (+4%).
08-186

Dodge & Cox  /  Investment Managers  /  San Francisco
Comparative Investment Results – Q1 2008
Q1 2008 Total Return
(Stock Fund vs. Russell 1000 Value)*
-11.9%
-8.7%
-15%
-10%
-5%
0%
Stock Fund Russell 1000 Value
Source:  FactSet Portfolio Analysis, Dodge & Cox, S&P 500, Russell
* Stock Fund Standardized Average Annual Returns as of 3/31/08: 1 Year -13.3%; 5 Years 13.7%; 10 Years 9.0%.
Key Detractors from Results
Weaker relative returns from Health Care
holdings (-15% vs. -8% for the Index sector), combined with a significantly higher weighting (21% vs. 8%).
Managed care companies WellPoint (-50%) and UnitedHealth (-41%) were especially weak, along with Sanofi-Aventis (-18%).
A much larger weighting in Information Technology
(16% vs. 3% for the Index sector) as well as weaker relative results from holdings (-18% vs. -15%).
In particular, Motorola (-42%) as well as IT services companies EDS (-19%) and Computer Sciences (-18%) detracted.
The Fund’s holdings in the Energy sector underperformed those in the respective Index sector (-10% vs. -7%).  Royal Dutch Shell (-18%) and Baker
Hughes (-15%) were the weakest.
While underweighted in the
Financials
sector, the Fund’s aggregate holdings had weaker relative returns (-17% vs. -13% for the Index sector). Wachovia
(-28%), Citigroup (-26%) and AIG (-25%) were notably weak performers.
Selected individual detractors included:  Sprint Nextel (-49%), Sony (-26%), Time Warner (-15%) and News Corp (-8%).
Key Contributors to Results
The largest single contributor to results was Wal-Mart (+11%), resulting in a positive return for
Consumer Staples
of +9% vs. -4% for the Index sector.
Positive returns from several of the Fund’s other large holdings contributed significantly to relative results: Matsushita Electric (+7%), Comcast (+6%) and
Capital One Financial (+5%).
08-186
Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s website at www.dodgeandcox.com or call 1-800-
621-3979 for current performance figures.